                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1
                              (AMENDMENT NO. 28)
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                    AMERICAN BANKERS INSURANCE GROUP, INC.
                          (NAME OF SUBJECT COMPANY)

                           SEASON ACQUISITION CORP.
                             CENDANT CORPORATION
                                  (Bidders)

                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
          (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                 024456 10 5
                    (CUSIP Number of Class of Securities)

                            JAMES E. BUCKMAN, ESQ.
             SENIOR EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                             CENDANT CORPORATION
                                 6 SYLVAN WAY
                         PARSIPPANY, NEW JERSEY 07054
                          TELEPHONE: (973) 428-9700
           (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidders)

                               WITH A COPY TO:
                               DAVID FOX, ESQ.
                            ERIC J. FRIEDMAN, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                          TELEPHONE: (212) 735-3000

                          CALCULATION OF FILING FEE
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TRANSACTION VALUATION* $1,574,584,420         AMOUNT OF FILING FEE** $314,917
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*      For purposes of calculating the filing fee only. This calculation assumes the purchase of 23,501,260 shares of common stock, par value $1.00 per share (the "Common Shares"), of American Bankers Insurance Group, Inc. (the "Company") at $67.00 net per share in cash.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Season Acquisition Corp. for such number of Common Shares.

 [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid: $272,615
       Filing Party: Season Acquisition Corp. and Cendant Corporation Form or Registration No.: Schedule 14D-1
       Date Filed: January 27, 1998

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   This Amendment No. 28 amends the Tender Offer Statement on Schedule 14D-1 initially filed on January 27, 1998 (as amended, the "Schedule 14D-1") by Cendant Corporation, a Delaware corporation ("Parent"), and its wholly owned subsidiary, Season Acquisition Corp., a New Jersey corporation ("Purchaser"), relating to Purchaser's tender offer for 23,501,260 outstanding shares of common stock, par value $1.00 per share, of American Bankers Insurance Group, Inc., a Florida corporation (the "Company") upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 1998 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated March 16, 1998 (the "Supplement"), and the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the Supplement or the Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

   Item 1 is hereby amended and supplemented by the following:

   (b) The information set forth in the Introduction and Section 1 ("Terms of the Offer; Expiration Date") in the Supplement annexed hereto as Exhibit
(a)(30) is incorporated herein by reference.

   (c) The information set forth in Section 3 ("Price Range of Shares; Dividends") in the Supplement is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

   Item 3 is hereby amended and supplemented by the following:

   (a)-(b) The information set forth in the Introduction, Section 5 ("Background of the Offer; Contacts with the Company,"), Section 6 ("Purpose of the Offer and the Merger; Plans for the Company; Certain
Considerations,"), Section 9 ("Certain Information Concerning the Company") and Section 10 ("Certain Information Concerning Purchaser and Parent") in the Supplement is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   Item 4 is hereby amended and supplemented by the following:

   (a) The information set forth in Section 4 ("Source and Amount of Funds") of the Supplement is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

   Item 5 is hereby amended and supplemented by the following:

   The information set forth in the Introduction, Section 6 ("Background of the Offer; Contacts with the Company") and Section 7 ("Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations") in the Supplement is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

   Item 7 is hereby amended and supplemented by the following:

   The information set forth in the Introduction, Section 6 ("Background of the Offer; Contacts with the Company"), Section 7 ("Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations") and Section 9 ("Certain Legal Matters; Regulatory Approvals; Certain Litigation") in the Supplement is incorporated herein by reference.


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ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

   Item 9 is hereby amended and supplemented by the following:

   The information set forth in Section 5 ("Certain Information Concerning Purchaser and Parent") in the Supplement is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

   Item 10 is hereby amended and supplemented by the following:

   (b) The information set forth in Section 9 ("Certain Legal Matters; Regulatory Approvals; Certain Litigation") in the Supplement is incorporated herein by reference.

   (c) The information set forth in Section 9 ("Certain Legal Matters; Regulatory Approvals; Certain Litigation") in the Supplement is incorporated herein by reference.

   (e) The information set forth in Section 9 ("Certain Legal Matters; Regulatory Approvals; Certain Litigation") in the Supplement is incorporated herein by reference.

   (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(30) and
(a)(31), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   (a)(30)   Supplement to Offer to Purchase, dated March 16, 1998.
   (a)(31)   Revised Letter of Transmittal.
   (a)(32)   Revised Notice of Guaranteed Delivery.
   (a)(33)   Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
             Nominees.
   (a)(34)   Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.
   (a)(35)   Text of Press Release issued by Parent on March 16, 1998.

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                                  SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 16, 1998                       CENDANT CORPORATION

                                            By: /s/ James E. Buckman
                                                --------------------
                                                Name:  James E. Buckman
                                                Title: Senior Executive
                                                       Vice President and
                                                       General Counsel



                                            SEASON ACQUISITION CORP.

                                            By: /s/ James E. Buckman
                                                --------------------
                                                Name:  James E. Buckman
                                                Title: Executive Vice President


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                                EXHIBIT INDEX

   EXHIBIT
   NUMBER
-----------
   (a)(30)   Supplemental Offer to Purchase, dated March 16, 1998.
   (a)(31)   Revised Letter of Transmittal.
   (a)(32)   Revised Notice of Guaranteed Delivery.
   (a)(33)   Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
             Other Nominees.
   (a)(34)   Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks,
             Trust Companies and Other Nominees.
   (a)(35)   Text of Press Release issued by Parent on March 16, 1998.

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